Skadden, Arps, Slate, Meagher & Flom llp

Av. Brigadeiro Faria Lima, 3311 7° andar

04.538-133 São Paulo - SP - Brazil

________

TEL: +55 11 3708 1820

FAX: +55 11 3708 1845

www.skadden.com

June 24, 2014

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mr. Justin Dobbie Legal Branch Chief

RE:      Comment Letter dated May 14, 2014

Embraer S.A.

            Registration Statement on Form F-4

            Filed April 18, 2014

            File No. 333-195376

Dear Mr. Dobbie,

            By letter dated May 14, 2014 (the “Comment Letter”), the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) provided comments to the captioned Registration Statement on Form F-4 (the “Form F-4 Registration Statement”) filed with the Commission on April 18, 2014 by Embraer Overseas Limited (“Embraer Overseas”) and Embraer S.A. (“Embraer”).

On behalf of Embraer Overseas and our client, Embraer, we are responding to the comments contained in the Comment Letter.  Statements on factual matters are based on information furnished to us by Embraer Overseas and Embraer.  For your convenience, we have reproduced, in bold, the Staff's comments and have provided the respective responses immediately following each comment.

General

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

June 24, 2014

RESPONSE:

Embraer Overseas and Embraer believe they will be unable to complete the exchange offer by the deadline of June 27, 2014 and have decided to file a shelf registration statement pursuant to the terms of the Registration Rights Agreement dated as of September 16, 2013.  Accordingly, Embraer Overseas and Embraer will not be providing the supplemental letter stating that Embraer is registering the exchange offer in reliance on the Commission's position contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Instead, Embraer Overseas and Embraer propose to file on or before June 24, 2014 an Amendment No. 1 on Form F-3 to the Form F-4 Registration Statement (“Amendment No. 1” and, together with the Form F-4 Registration Statement, the “Registration Statement”), (i)  to register up to US$540,518,000 aggregate principal amount of its 5.696% Senior Notes due 2023, issued by Embraer Overseas and unconditionally guaranteed by Embraer for resale by the holders thereof, and (ii) to convert the F-4 Registration Statement to a shelf registration statement on Form F-3. Prior to effectiveness of the Registration Statement, Embraer will furnish to the Commission a Form 6-K containing first quarter financial statements together with the related Management`s Discussion and Analysis of Financial Condition and Results of Operations, which will be incorporated by reference in the Registration Statement.  In addition, as previously discussed, assuming that there are no more comments to the Registration Statement from the Staff, Embraer will file a request for acceleration of effectiveness of the Registration Statement.  In order to avoid the payment of additional interest on its Senior Notes, Embraer are seeking to have the Registration Statement declared effective on or before June 27, 2014.

All filing fees payable in connection with the filing of registration statement on Form F-3  were previously paid by the registrant in connection with the filing of the Form F-4 Registration Statement.

In connection with the filing of Amendment No. 1, Embraer and Embraer Overseas will file certain exhibits including the revised exhibits referred to below.

Taxation, page 42

June 24, 2014

2. We note your discussion of Cayman Islands and Brazilian tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion as to Cayman Islands and Brazil tax laws would be required since the discussions reference tax consequences that would be material to investors. Please include tax opinions and consents of counsel with the next amendment and revise this section accordingly. Please also have counsel revise paragraph 9, clause (iv), of Exhibit 5.2 accordingly. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

RESPONSE:

Embraer and Embraer Overseas intends to file with Amendment No. 1 tax opinions of Cayman Islands and Brazilian Counsel.  In addition, the disclosure in Amendment No. 1 as to tax consequences to investors under Cayman Islands and Brazilian tax law will be revised to include the respective names of Cayman Islands and Brazilian counsel and include a statement that the disclosure as to tax consequences constitutes their respective opinions. Consents of Brazilian and Cayman Islands counsel will be included in their respective exhibits to such Amendment.

Paragraph 9, clause (iv), of Exhibit 5.2, has been revised accordingly.

Exhibit 5.1

3. Please have counsel revise the second paragraph on page 2 to remove the phrase “which are normally applicable to transactions of the type contemplated by the Exchange Offer.” The above referenced phrase is an inappropriate opinion qualification. Counsel must provide a legal opinion based upon all applicable New York laws.

RESPONSE:

The second paragraph on page 2 of Exhibit 5.1 has been revised to remove the phrase “which are normally applicable to transactions of the type contemplated by the Exchange Offer.”

Exhibit 5.1

4. Please refer to the second paragraph on page 3. We note the use of the term “Transaction Agreement” without the term being defined. Please have counsel revise as applicable.

RESPONSE:

June 24, 2014

The term “Transaction Agreement” in the second paragraph on page 3 of Exhibit 5.1 has been replaced by the term “Transaction Agreements”, which term is defined to refer to the Indenture dated as of September 16, 2013, the Supplemental Indenture to be executed on or prior to June 27, 2014 and the notes issued thereunder, the Registration Rights Agreement dated as of September 16, 2013 and the Dealer Manager Agreement dated as of August 28, 2013.

Exhibit 5.2

5. Please refer to paragraph 8 on page 3. Please have counsel delete the assumption contained in clause (iv).

RESPONSE:

The assumption contained in clause (iv) in paragraph 8 on page 3 of Exhibit 5.2 has been deleted.

Exhibit 5.2

6. Please have counsel revise the second to last paragraph on page 7. Participants in the exchange offer are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19. Please also have Cayman Islands counsel revise the third to last paragraph on page 2 of Exhibit 5.3 accordingly.

RESPONSE:

The second to last paragraph on page 7 on Exhibit 5.2 has been revised to provide that holders of the 5.696% Senior Notes due 2023 are entitled to rely on the opinion.

Similarly, the third to last paragraph on page 2 of Exhibit 5.3 has also been revised accordingly.

Exhibit 5.3

7. Please refer to Schedule 2. Please have counsel delete the assumptions contained in paragraphs 9, 10, 12, 13 and 21.

RESPONSE:

The assumptions contained in paragraphs, 9, 10, 12, 13 and 21 of Schedule 2 of Exhibit 5.3 have been deleted.

***

            In connection with filing Amendment No. 1, Embraer will be separately filing, as correspondence, a Tandy Letter.

June 24, 2014

            We appreciate in advance your time and attention to our response.  If you have any questions regarding the foregoing, please contact the undersigned (richard.aldrich@skadden.com) at +55-11-3708-1830 (fax: 55-11-3706-2830) or Filipe Areno (filipe.areno@skadden.com) at +55-11-3708-1848 (fax: 55-11-3708-1845).

                                                            Very truly yours,

                                                            /s/ Richard S. Aldrich, Jr.

                                                            Richard S. Aldrich, Jr., Partner

                                                            Skadden, Arps, Slate, Meagher & Flom LLP

c.c.       - Donald E. Field – U.S. Securities and Exchange Commission

- Frederico Pinheiro Fleury Curado - Embraer S.A.

- Terena Rodrigues - Embraer S.A.

- Márcia Sato - Embraer S.A.

- Filipe B. Areno - Skadden, Arps, Slate, Meagher & Flom LLP

- Marcio Sepejante Peppe - KPMG

- Wayne E. Carnall - PWC